November 8, 2006

Mr. Brad Skinner

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0405

RE:	Caraustar Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005; Filed March 16, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006; Filed August 8, 2006
Form 8-K; Filed May 2, 2006
File No. 0-20646

Dear Mr. Skinner:

Please accept this addendum to Caraustar Industries, Inc.’s response to the Securities and Exchange Commission’s (The “Commission”) comments dated October 12, 2006 with regard to Note 5. Discontinued Operations and Assets Held for Sale in the Company’s Condensed Consolidated Financial Statements for the Quarterly Period ended June 30, 2006.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Note 5. Discontinued Operations and Assets Held for Sale, page 10

1.	We have read your response to prior comment number 2 and note that you have continued to evaluate impairments of the CRB mills on an aggregate basis even after you determined that the mills would be sold in separate transactions. Please explain to us why your asset grouping did not change accordingly for purposes of evaluating impairment considering that the future cash flows from each individual mill (the sale proceeds) became independent from the other mills that were originally included in the disposal. In addition, explain to us how you considered the guidance in paragraph 4 of SFAS 144 regarding the unit of accounting for long-lived assets to be disposed of by sale.

•         P. O. BOX 115          •         AUSTELL, GA 30168-0115

AUSTELL THREADMILL MALL         •         5000 AUSTELL-POWDER SPRINGS ROAD          •         SUITE 300

AUSTELL, GA 30106-3227          •         PHONE 770 • 948 • 3101

www.caraustar.com

Caraustar Industries, Inc.

November 8, 2006

The Company reevaluated its impairment calculations and determined that, as of June 30, the three mills should have been evaluated in two separate disposal groups rather than one since, as of June 30, 2006, the Company expected the mills to be sold in two separate transactions. As a result, on November 3, 2006, the Company filed an 8-K announcing that it would restate its previously issued second quarter financial statements. We are restating our June 30, 2006 results to include a $12.2 million impairment charge and are filing today an amendment to our June 30, 2006 Form 10-Q.

Primarily and exclusively in response to the Commission’s comments, the Company acknowledges that:

–	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
–	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me directly at 770-745-3743.

Respectfully,

/s/ William A. Nix III

William A. Nix III

Vice President, Controller and Treasurer

cc:	Ronald J. Domanico

Caraustar Industries, Inc.

Sr. Vice President and Chief Financial Officer